Exhibit 99.5

Remuneration Policy

Mainz Biomed N.V.

Adopted by the General Meeting on [date]

1.	introduction

1.1	The purpose of this Remuneration Policy is to present the framework for the remuneration for the Board of the Company in a clear and comprehensible manner. This Remuneration Policy shall also be applied when appointing new members for the Board.

1.2	This Remuneration Policy has been prepared in accordance with Dutch law and the Articles of Association.

1.3	This Remuneration Policy was adopted by the General Meeting on [•] 2022.

1.4	Pursuant to article 19.2 of the Articles of Association, the remuneration of the Executive Directors and the Non-Executive Directors shall be determined with due observance of this Remuneration Policy.

1.5	The meaning of certain capitalized or uncapitalized terms used in this Remuneration Policy are set forth in the List of Definitions attached as Schedule 1.

2.	Principles

2.1	The Remuneration Policy is aimed at attracting, retaining and motivating qualified persons in order to realize the strategy of the Company. This Remuneration Policy is determined by best market practices. When establishing the Remuneration Policy, the Company takes the perspective of various stakeholders and the market in which the Company operates into consideration.

2.2	Furthermore, the Remuneration Policy intends to align management incentives with the long-term interests of the Company and its shareholders. This Remuneration Policy seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, and (iii) spreading compensation across short and long-term programs.

3.	Compensation committee

3.1	The Compensation Committee shall review the effectiveness and relevance of the Remuneration Policy at least on an annual basis, in order to assure appropriateness and validity thereof. Any material amendments to this Remuneration Policy will be presented at the General Meeting. Technical amendments may be made by the Compensation Committee if such amendments are necessary due to e.g. statutory, regulatory, tax or administrative reasons.

3.2	The Compensation Committee’s recommendations may include the following components:

3.2.1	fixed remuneration (fixed annual compensation and benefits);

3.2.2	short-term incentives (annual cash or equity-based bonuses); and

3.2.3	long-term incentives (cash and equity-based incentives).

4.	Framework

4.1	The Executive Directors and Non-Executive Directors will have a service agreement with the Company.

4.2	The Company shall provide for an appropriate indemnification of costs and/or damages and the Company obtains professional Directors and Officers Liability Insurance.

4.3	Executive Directors and Non-Executive Directors will be entitled to the reimbursement of reasonable and necessary business expenses.

4.4	The Company or its group companies will not grant Executive Directors or Non-Executive Directors any personal loans, advances or guarantees.

5.	incentive Plan

5.1	The Company has established the 2022 Omnibus Incentive Plan, which was adopted by the General Meeting. Executive Directors and Non-Executive Directors are eligible to participate in the 2022 Omnibus Incentive Plan. Under the 2022 Omnibus Incentive Plan the Executive Directors and Non-Executive Directors may be granted shares or rights to acquire those shares pursuant to the Plan and subject to the approval of the Compensation Committee.

5.2	Each Executive Director or Non-Executive Director may receive up to 25,000 stock options under the 2022 Omnibus Incentive Plan or any amended or future plan each year. These stock option will vest in one year at IPO price or at a price determined by the Compensation Committee.

6.	remuneration executive directors

6.1	The remuneration of Executive Directors is aimed at (i) retaining Executive Directors critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

6.2	Various factors will be considered for the remuneration of Executive Directors when designing and establishing, reviewing and making recommendations for compensation arrangements for all our Executive Directors including the relative complexity of the role within the organization, the performance and potential for future advancement and pay equity considerations.

6.3	Based on the principles as referred to in Clause 2 and this Clause 6, the structure of the remuneration of the Executive Directors shall be as follows:

6.3.1	Fixed remuneration;

(i)	Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Executive Directors are intended to be reviewed annually. Any change in base salary of an Executive Director is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of our performance as a whole and the role such executive officer played in such corporate performance.

(ii)	The base salary to be awarded is determined by the Board within the scope of $100,000 to $500,000.

6.3.2	Long-term incentives (cash and equity-based incentives);

(i)	Stock options can be granted to Executive Directors as stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Executive Directors with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Executive Directors.

(ii)	The Executive Directors may be granted awards under the 2022 Omnibus Incentive Plan or any amended or future plan.

6.3.3	Short-term incentives (annual cash bonuses);

(i)	Executive Directors are eligible to receive cash bonuses annually as determined by the Compensation Committee of up to 200% of their annual salary.

6.4	The service agreements with the Company do contain severance provisions. All severance plans will be subject to written contracts and will be reviewed and approved by the Compensation Committee.

6.5	Executive Directors may also have employment or service agreements with other group companies than the Company. Employment or service agreements may include a severance provision providing that if such other group company terminates such employment or service agreement, the Executive Director (in his capacity as an employee of or provider of services to the relevant other Group company) may be entitled to severance payments as defined in the employment or service agreements, as approved by the Compensation Committee.

6.6	In addition, certain benefits may be provided to Executive Directors. These other benefits can include medical insurance, life assurance, retirement benefits and representation allowances.

6.7	In addition, Executive Directors may receive paid annual vacation time of up to 30 working days per year and a company car.

6.8	In addition to the annual fixed compensation and certain other benefits, the Executive Directors may benefit from collective pension plans implemented by the Company or its group companies with whom they have entered into an employment or service agreement, in line with local practices.

6.9	In accordance with Dutch law, the variable remuneration of the Executive Directors may be adjusted, (partly) recovered or reduced if certain circumstances apply:

6.9.1	pursuant to Dutch law, any variable remuneration payable to an Executive Director may be adjusted by the Board to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness;

6.9.2	the Company will have the authority under Dutch law to recover from an Executive Director any variable remuneration paid on the basis of incorrect financial or other data.

7.	remuneration non-executive directors

7.1	Based on the principles as referred to in Clause 2 of this Remuneration Policy, the structure of the remuneration of the Executive Directors shall be as follows:

7.1.1	Fixed remuneration;

(i)	Elements of annual fixed remuneration are set at appropriate levels taking into account various factors such as the nature of the role, the experience and performance of the individual, and local and sector market practice amongst peers of a similar size and scope to the Company and its group companies.

(ii)	The following annual fixed remuneration is payable by the Company to the Non-Executive Directors (in their capacity as such): USD $42,000

7.1.2	Long-term incentives (cash and equity-based incentives);

(i)	The Non-Executive Directors may be granted awards under the 2022 Omnibus Incentive Plan or any amended or future plan.

(ii)	Such awards are limited to 200% of annual compensation of the Non-Executive Directors.

7.1.3	Short-term incentives (annual cash or equity based bonuses);

(a)	Such awards are limited to 200% of annual compensation of the Non-Executive Directors.

Schedule 1 LIST OF DEFINITIONS

In this Remuneration Policy the following terms have the following meanings:

“Articles of Association” means the articles of association of the Company;

“Board” means the board of the Company;

“Company” means Mainz Biomed N.V., a public company under Dutch law;

“Compensation Committee” means the compensation committee of the Board;

“Executive Director” means an executive director of the Company;

“General Meeting” means the general meeting of the Company;

“Non-Executive Director” means a non-executive director of the Company;

“Remuneration Policy” means this remuneration policy;

Save where the context dictates otherwise, in this Remuneration Policy:

(a)	words and expressions expressed in the singular form also include the plural form, and vice versa;

(b)	words and expressions expressed in the masculine form also include the feminine form;

(c)	a reference to a paragraph or a schedule is a reference to a paragraph or a schedule of this Remuneration Policy;

(d)	a reference to a statutory provision counts as a reference to this statutory provision including all amendments, additions and replacing legislation that may apply from time to time; and

(e)	“in writing” means by letter, by telecopier, by e-mail, or by message which is transmitted via any other current means of communication and which can be received in written form.

Headings of clauses and other headings in this Remuneration Policy are inserted for ease of reference and do not form part of the Remuneration Policy concerned for the purpose of interpretation.